

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2022

Joseph M. Busky
Chief Financial Officer
Ortho Clinical Diagnostics Holdings plc
1001 Route 202
Raritan, New Jersey 08869

      Re: Ortho Clinical Diagnostics Holdings plc
          Form 10-K For the fiscal year ended January 3, 2021
          Filed March 19, 2021
          File No. 001-39956

Dear Mr. Busky:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 10-K For the fiscal year ended January 3, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Use of Non-GAAP Financial Measures, page 66

1.   We note your non-GAAP Adjusted EBITDA measures for the year ended January 3, 2021 and the nine months ended September 27, 2020 include an adjustment for the upfront payment to Quotient in the amount of $7.5 million that was recorded as a charge to research and development expense in those periods. Please provide us a comprehensive analysis of why you believe your adjustment is consistent with Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, including why you believe this expense is not a "normal, recurring, cash operating expense necessary to operate [your] business."

2.   We note your non-GAAP measure titled "Adjusted EBITDA" includes an adjustment for "EU medical device regulation transition costs." Please tell us why you believe the

adjustment for these costs is consistent with Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations given that costs to comply with regulations appear to be "normal, recurring, cash operating expenses necessary to operate [your] business." As part of your response, provide us a detailed description of these costs and how it relates to your revenue stream in the EU. To the extent you are able to support that this adjustment is appropriate, revise your footnote to more clearly disclose the nature of the expenses including how they relate to your ongoing revenue streams as well as the extent to which you expect them to continue.

3. We note your non-GAAP measure Adjusted EBITDA includes an adjustment for "other," under note (f), and your measure Management EBITDA includes an adjustment (g) which includes a number of items. Please address the following:
   - Provide us with further description and quantification for the adjustments underlying these amounts;
   - Revise your disclosure to break out individually significant adjustments; and
   - Clearly tell us how you determined that your adjustments for the impact of adoption of accounting standards and costs in connection with COVID-19 are appropriate under Item 10(e) of Regulation S-K.

Audited Financial Statements of Ortho Clinical Diagnostics Holdings plc, page F-1

4. Please address the following regarding your Joint Business:
   - We note on page F-21 that Collaborations and other revenue is included as part of Net Revenue and on page 60 that profit share expense related to your Joint Business, a collaboration arrangement, is included as Other operating expense, net. Please clarify how you determined that these revenues and expenses are presented consistently in your statements of operations. In this regard, we note one line item is above the Gross profit line item and the other is below it.
   - You disclose on page F-35 that your portion of the pre-tax net profit shared under the Joint Business was $55.6 million, $70.7 million and $68.7 million during the past three fiscal years. Please revise your disclosure to provide a breakdown of the related activity of your Joint Business and where such amounts are classified in your financial statements.

5. It appears that your gross profit line item does not reflect all the costs of revenue in that it excludes the amortization of intangible assets. Please tell us how you determined that your presentation is appropriate and complies with Staff Accounting Bulletin Topic 11.B. Otherwise, revise your presentation to remove the gross profit line item or to present gross profit that reflects all costs of revenue.

Segments and geographic information, page F-50

6. Your presentation of Management EBITDA for the annual period and Adjusted EBITDA for the subsequent interim periods on an aggregate basis do not appear to comply with the reconciliation requirements of ASC 280-10-50-30(b). Please remove your presentation of

aggregate Management EBITDA from the footnote disclosure and provide a reconciliation consistent with ASC 280-10-50-30(b). Likewise, please remove aggregate Adjusted EBITDA from the interim financial statements and provide a reconciliation consistent with ASC 280-10-50-30(b).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Fay at 202-551-3812 or Kevin Vaughn, Accounting Branch Chief, at 202-551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences